Exhibit 21.1

SUBSIDIARIES OF ENERGY XXI (BERMUDA) LIMITED

(As of June 30, 2010)

Name	Jurisdiction
Energy XXI (US Holdings) Limited	Bermuda
Energy XXI, Inc.	Delaware
Energy XXI USA, Inc.	Delaware
Energy XXI Gulf Coast, Inc.	Delaware
Energy XXI Services, LLC	Delaware
Energy XXI GOM, LLC	Delaware
Energy XXI Texas Onshore, LLC (f/k/a Energy XXI Texas GP, LLC)	Delaware
Energy XXI Onshore, LLC (f/k/a Energy XXI Texas, LP)	Delaware